                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                              ---------------------
                               AMENDMENT NO. 1 TO
                                   FORM 10-SB
                              ---------------------


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934

                              ---------------------

                       EMERGENCY FILTRATION PRODUCTS, INC.
              ----------------------------------------------------
                 (Name of Small Business Issuer in its charter)


                Nevada                                     87-0561647
   -------------------------------                    -------------------
   (State or other jurisdiction of                     (I.R.S. Employer
    incorporation or organization)                    Identification No.)



 4335 South Industrial Road, Suite 440
           Las Vegas, Nevada                                 89103
----------------------------------------                  -----------
(Address of principal executive offices)                  (Zip code)

Issuer's telephone number: (702) 798-4541


Securities to be registered pursuant to Section 12(b) of the Act:
                                      none

Securities to be registered pursuant to Section 12(g) of the Act:


                               $.001 Common Stock
                               ------------------
                                (Title of Class)



                      Exhibit Index is Located at Page 36.

                                TABLE OF CONTENTS

                                                                            Page

PART I

Item 1.   Description of Business ......................................       1

Item 2.   Plan of Operation ............................................       2

Item 3.   Description of Property ......................................       5

Item 4.   Security Ownership of Certain
          Beneficial Owners and Management .............................       5

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons ........................................       6

Item 6.   Executive Compensation .......................................      10

Item 7.   Certain Relationships and
            Related Transactions .......................................      10

Item 8.   Description of Securities ....................................      11

PART II

Item 1.   Market for Common Equities and Related Stockholder
            Matters ....................................................      12

Item 2.   Legal Proceedings ............................................      14

Item 3.   Changes in and Disagreements with Accountants ................      14

Item 4.   Recent Sales of Unregistered Securities ......................      14

Item 5.   Indemnification of Directors and Officers ....................      16

PART F/S

          Financial Statements .........................................      21

PART III

Item 1.   Index to Exhibits ............................................      36

Item 2.   Description of Exhibits ......................................      36

                                     PART I


Item 1.        Description of Business

Generally

               Emergency Filtration Products, Inc. (the "Company") was organized under the laws of the State of Nevada on November 1, 1991, under the name "Lead Creek Unlimited." Until February 9, 1996, the Company conducted no business. The Company filed with the Secretary of State of the State of Nevada a Certificate of Amendment changing its name to "Emergency Filtration Products, Inc." on March 8, 1996. The Company is in the business of developing a state-of-the-art cardio-pulmonary resuscitation ("CPR") isolation mask that is designed to reduce the possibility of transmission of contagious diseases during the administration of CPR (the "RespAide(TM)").

               On February 9, 1996, the Company entered into an Agreement with Douglas K. Beplate whereby Mr. Beplate granted to the Company all rights, including patent rights, to the commercial exploitation of the RespAide(TM). In consideration of the assignment of these rights, the Company agreed (i) to pay Mr. Beplate a royalty of 5% of the Company and any licensee on sales of the RespAide(TM) and any components thereof, payable quarterly; (ii) to compensate Douglas K. Beplate for consulting services at market value, for which Douglas K. Beplate was to invoice the Company monthly; and (iii) to deliver to Douglas K. Beplate 19% of the issued and outstanding common stock of the Company as of the date of the Agreement. On June 18, 1996, Douglas K. Beplate also executed an Assignment of Invention assigning to the Company all rights to exploit the RespAide(TM) technology.

               The Company is a specialty filter products company that has developed the state-of-the-art air filtration technology for removing infectious bacteria and viruses in air flow systems. The Company's internationally patented dual-filtered vapor isolation valve (VIV) technology can be used in a wide range of medical and commercial applications, including: (1) CPR isolation masks to protect emergency response personnel against infectious diseases during mouth-to-mouth resuscitation; (2) disposable filters to avoid contamination of critical components in ventilators and other medical devices; (3) air filtration systems for semiconductor manufacturing and laboratory "clean rooms"; and (4) heating, ventilating and air-conditioning (HVAC) filters for use in commercial and residential buildings, airplanes, and motor vehicles.

Distribution

               The Company sells its specialty filter products directly to distributors and consumers. In addition, Bergen Brunswig has purchased and stocked the RespAide (TM) products, in minimum order sizes of 72 units, and has placed said products in their various distribution centers located in the United States. In addition, the Company has a written Agreement with Human Medical Options International, Ltd., a B.V.I. corporation, and an Agreement with Club Medic, Inc., a Texas corporation, for the distribution of its products. See Exhibits 10.1 and 10.2, for copies of said Distribution Agreements.

Employees

               The Company has three (3) full time/and no part time employees.

Patent

        The patent covering the Company's core technology is U.S. Patent 5,575,279, granted to Douglas K. Beplate on April 2, 1996, which is entitled:
Dual-Filtered Rotary Isolation Valve for Resuscitation.



                                       1.

Summary of the Invention

     As its name implies, the Dual-filtered Rotary Isolation Valve for Resuscitation filters both the air exhaled by the provider of care and the air exhaled by the patient. Moreover, the path of exhaust air from the patient is not required to lift any physical object before reaching the atmosphere; so, small, incipient breaths by a patient who had previously ceased breathing will not be retarded. Similarly, the usually stronger breath of the care provider does not act to close any aperture through which the patient's breath reaches the atmosphere, even if both the provider of care and the patient breathe simultaneously.

     To achieve low production costs and to minimize any slight potential for failure, the Dual-filtered Rotary Isolation Valve for Resuscitation has an extremely simple construction. There is an upper housing and a lower housing which snap together to permit rotation to achieve the most comfortable and efficient orientation of the upper housing with respect to the provider of care while simultaneously creating the most comfortable and efficient orientation of the lower housing with respect to the patient. Of course, the upper housing is directed toward the care provider, and the lower housing is directed toward the patient. Preferably, the provider of care will utilize a mouthpiece that may be attached to the upper housing while a mask may be connected to the lower housing for the patient.

        The claims cited in the patent include the use of a combination of hydrophobic and hydrophilic filters as well as a variety of other features and functional aspects of the technology.

        Subsequent to the issuance of the patent, the Company filed for international patent protection for the same claims. Accordingly, patent protection has now been secured or is pending on the original VIV filter technology in many foreign countries. Modifications to the existing technology and additional claims to enhance the intellectual property rights have been or will be filed in the form of divisional and continuation in part patents.

        The Company has also submitted additional patent applications for the circuit ventilators, bag valve mask ("BVM"), and products that may use the same technologies to establish contaminant-free filtered air.

Trademarks

        Emergency Filtration has secured registered trademark protection for the RespAide(TM) product name in the U.S. and intends to secure additional trademarks as appropriate.

Item 2.        Plan of Operation

Management's Discussion and Analysis of Plan of Operation

Financial Condition

               Since the Company's inception, the Company has been involved in the development of its technology. During this time, revenues have been minimal and expenditures primarily attributed to research and development. Without adequate revenues to offset expenditures, the Company has reported a loss in each of its years of existence. To date, the Company has funded itself by way of a series of private equity sales. As of the end of fiscal 1998, the Company had offset its accumulated deficit in this manner and has therefore not found it necessary to incur any long-term debt. The most valuable asset of the Company is its intellectual property and technology. The Company has acquired the rights to certain intellectual property, which property includes title to the patent on a component of an emergency CPR assistance device, called a dual filtered rotary isolation valve. Rights pertaining thereto include the right to maintain, sell and improve the device, and to licence those rights. Although the Company believes its technology to be very valuable in the real sense, this value is not quantified as such on the Company's Balance Sheet.

Operational Results

               During each of the last two years (1997 and 1998), the Company reported revenues of $26,193 and $140,507, respectively. Revenues have been primarily from the sale of the emergency CPR assistance device and the Company is now focusing on a marketing-driven sales effort in order to increase revenues that will ultimately cover total expenditures.

               The cost of goods sold increased both in the amount and as a percentage of sales in 1998 versus 1997. These increases are due primarily to the increased volume of business and the highly competitive sector of the health care industry in which the Company operates.

               The gross profit percentage of the Company decreased slightly from 1997 to 1998 as a result of the increased costs and competition.

               Total expenditures increased substantially in 1998 as compared to 1997. The primary reasons for this occurrence are:

               Depreciation and amortization expense increased from $9,727 to $24,485 during the fiscal year ended December 31, 1997 and 1998, respectively. This increase is due to the additional property and equipment that was acquired and the amortization of the patent costs.

               Research and development costs increased from $241,672 to $576,588 during the fiscal years ended December 31, 1997 and 1998, respectively, as a result of the significant focus on developing the technology and the increase in the personnel involved in the development of the technology. Certain consultants were issued shares of common stock during 1998 that were recorded as a consulting expense.

               General and administrative costs increased from $353,407 to $1,093,776 during the fiscal years ended December 31,1997 and 1998, respectively, primarily as a result of additional compensation and travel costs related to marketing the Company's product. Certain employees were issued shares of common stock during 1998 that were recorded as additional compensation.

               Other expenses increased from $12,203 to $59,434 during the fiscal years ended December 31, 1997 and 1998, respectively, primarily as a result of additional interest expense and a contingency loss.

Capital Funding

               The Company currently is unable to generate sufficient cash from operations to sustain its business efforts as well as to accommodate its growth plans. Until it is able to generate sufficient cash flow, the Company will seek capital funding from outside resources. The Company presently has no commitment for such funding and has not concluded what form, whether debt or equity, such funding will be derived through.

               The Company's cost-efficient business model emphasizes: (1) in-house research and development; (2) accumulation of intellectual property assets; (3) ownership of key production equipment;



                                       2.

and (4) outsourcing of all manufacturing, distribution, warehousing, and order fulfillment. Accordingly, the Company benefits from low overhead, as well as the pricing advantages inherent in proprietary specialty products.

               The Company's management is now completing transformation from a technology-driven research and development business to a marketing-driven proprietary products company. Product development efforts remain an important priority, but are now balanced by an increasing focus on elements of production and sales.

               The Company's current product line includes:

        - RespAide(TM) CPR Isolation Mask. The Company has received Federal Drug Administration ("FDA") approval for its RespAide(TM) CPR isolation mask incorporating the VIV filter, and recently commenced volume manufacturing and distribution of complete units and replacement filters (the RespAide(TM) filter needs to be replaced after each use). In tests by Nelson Laboratories, RespAide(TM) was found to be greater than 99.99% effective against bacterial and viral transmission -- the highest rating testing labs will issue for medical devices, and believed by management of the Company to be superior to any competing product on the market.

        - Disposable Filters for BVMs. The same filter used in the RespAide(TM) product is ideal for preventing contamination of "bag valve masks" which are single-use ventilators. The disposable filter keeps the equipment contaminant-free, thereby allowing a BVM to be safely reused with a new filter -- a considerable economic benefit due to the lower replacement and disposal costs of the filter versus discarding the entire BVM unit. The Company has applied for FDA approval.

        - Ventilator Circuits. To extend its market reach from emergency response sites to the vast number of respiratory procedures conducted within medical facilities, the Company has introduced two new configurations of its VIV technology: (1) a one-way ventilator circuit that eliminates the exhalation ports for patient's breath in favor of permitting a T-valve attachment for monitoring CO(2) levels -- suitable for any inline ventilator connection; and (2) a two-way ventilator circuit for applications where ambient air flow must pass evenly in both directions while still protecting equipment and hoses. This is suitable for use in anesthesia and general respiratory procedures. The Company has applied for FDA approval.



                                       3.

               In addition, the Company has designed another configuration of the technology for the BVM market that incorporates a self-contained nebulizer, a filter, and a bag with built-in CO(2) monitoring capabilities. A patent application has been filed for this product. The Company is currently conducting prototype development.

               The market for air purification filters to protect against communicable diseases has grown rapidly since the mid-1980's - from practically nil, to an estimated 1,460,000,000.00 in 1997. Demand has been driven largely by such factors as the spread of AIDS and hepatitis C, the resurgence of tuberculosis in many urban settings, and growing concerns in the medical community about new drug-resistant strains of bacteria. Such concerns are clearly evident in the results of recent independent surveys indicating that approximately 45% of doctors, 57% of EMTs, 80% of nurses, and substantially all paramedics surveyed would refuse to perform mouth-to-mouth resuscitation on an adult stranger without barrier protection. Indeed, many of the respondents indicated that they had already walked away from situations in the community requiring mouth-to-mouth resuscitation. (See Exhibit 99.2)

               In addition to emergency ambulance services, police departments, firefighters, hospitals, doctors, the military, and major CPR training organizations such as the American Heart Association, management believes that the market also includes government and private sector entities that will choose, or may be required by law to keep CPR isolation masks on hand.

               To reach the market, the Company has entered into contractual arrangements with a number of U.S. and international medical product distributors. Moreover, the Company has retained the services of an influential channel management group to accelerate market penetration and open up new marketing avenues.

               The Company intends to firmly establish its reputation for supplying the best medical air filters available, and then begin aggressively commercializing the technology in the enormous HVAC category. The Company estimates that the addition of HVAC applications will increase the total addressable market for dual-filtered vapor isolation valve technology.

Competition

               The medical device industry is a highly competitive sector of the health care industry and there are a large number of established and well financed entities with significantly greater financial resources, technical expertise and in depth managerial capabilities than the Company. Although the Company has achieved patent protection for the RespAide(TM), there is no assurance that other entities may not compete in or enter the medical and commercial market in competition with the Company.

Year 2000

               The Company has performed a preliminary review of its computer applications, including software and hardware, related to their continuing functionality for the Year 2000 and beyond. Based on this review, the Company does not believe that it has any material exposure with respect to the Year 2000 issue in regards to its computer applications. Management believes that the Company is not dependent on any other internal computer applications for its day-to-day applications. The Company is continuing to conduct a comprehensive review of its computer systems to identify the systems that could be affected by Year 2000 issue. The Company does not normally directly interface with third parties in connection with computer use. The Company has communicated, informally, with selected third parties, with whom it does not have any material relationship, to assess any risk with respect to Year 2000 issues. The historical cost to the Company for its year 2000 preparations have been nominal, future costs are not yet known due to the Company's ongoing assessments, and the Company has now deferred or delayed any projects or expenditures in anticipation of any Year 2000 issues. The Company believes that its worse case scenario for the change to Year 2000 would be a minor disruption of the distribution of its products. Such disruption could have a material impact on the Company and its results of operations. The Company is in the process of finalizing a contingency plan to address any Year 2000 issues, such as a disruption in its distribution. The Company believes that its contingency plan, if required, will be finalized and operational prior to November 15, 1999.


                                       4.

Item 3.        Description of Property

               The Company presently occupies office and warehouse space located at 4335 South Industrial Road, Suite 440, Las Vegas, Nevada 89103. The property consists of approximately 1,800 square feet of offices and 1,512 square feet of warehouse space. The property is leased from an unaffiliated party for 3 years, commencing October 15, 1998, at $3,809.95 per month.


Item 4.        Security Ownership of Certain Beneficial Owners and Management

               (a)    Security Ownership of Certain Beneficial Owners.

               The following table sets forth the security and beneficial ownership for each class of equity securities known by the Company to have more than five (5%) percent of the voting securities.


                            Name and               Amount and
                           Address of               Nature of            Percent
Title of Class          Beneficial Owner         Beneficial Owner       of Class
--------------------------------------------------------------------------------
Common                  Peter Clark
                        2251 Wigwam Parkway
                        #1823
                        Henderson, NV 89014          600,293             7.760%

Option                  Peter Clark
                        2251 Wigwam Parkway
                        #1823
                        Henderson, NV 89014          600,000            --

Common                  Douglas K. Beplate
                        3 Palazzo Terrace
                        Henderson, NV 89014          739,820             9.565%

Option                  Douglas K. Beplate
                        3 Palazzo Terrace
                        Henderson, NV 89014          500,000              --

Common                  Niso Adato
                        Levent Cab No. 3
                        Bricini, Levent 80620
                        Istanbul, Turkey             450,000             5.818%
                                                   ---------            ------
                                 Total             2,890,113            23.143%



                                       5.

               (b)    Security Ownership of Management.

               The following table sets forth the beneficial ownership for each class of equity securities of the Company beneficially owned by all directors and officers of the Company.

                            Name and                  Amount and
                           Address of                 Nature of
                           Beneficial                 Beneficial      Percent(1)
Title of Class                Owner                      Owner        of Class
--------------------------------------------------------------------------------
Common                   Michael J. Crnkovich          201,000         2.598
                         Post Office Box 1646          600,000(2)
                         Winnemucca, NV 89446

Common                   Peter Clark                   600,293         7.760
                         2251 Wigwam Parkway           600,000(2)
                         #1823
                         Henderson, NV 89014

Common                   Dr. Raymond C.L. Yuan          10,000         0.129
                         4335 S. Industrial Rd.        100,000(2)
                         Las Vegas, Nevada 89103

Common                   J. Thomas Burns               100,000(2)       --
                         4335 S. Industrial Rd.
                         Las Vegas, Nevada 89103

Common                   Sherman Lazrus                100,000(2)       --
                         4335 S. Industrial Rd.
                         Las Vegas, Nevada 89103

Common                   Douglas K. Beplate(3)         739,820         9.565
                         3 Palazzo Terrace             500,000(2)
                         Henderson, NV 89014
                                                     ---------        ------
                         Total Shares                1,551,113        20.052%


----------------
(1)     Beneficial, including options.

(2) The following options of the Company are owned by the directors and officers and control persons of the Company:

                                   # of Shares    Price     Expiration
                                   -----------    -----     ----------
Michael J. Crnkovich               100,000        $0.60     12/30/00
                                   500,000        $0.75     01/08/01

Peter Clark                        100,000        $0.60     12/30/00
                                   500,000        $0.75     01/08/01

Douglas K. Beplate                 500,000        $0.75     01/08/01

Raymond Yuan                       100,000        $0.60     12/30/00

J. Thomas Burns                    100,000        $0.60     12/30/01

Sherman Lazrus                     100,000        $1.40     12/09/01

Total shares subject to options  2,000,000

(3)     Consultant [co-founder and inventor]; 668,667 pledged to a third party.


Item 5.        Directors, Executive Officers, Promoters and Control Persons.

               The directors and officers of the Company are as follows:

        Name                               Age    Position
        ----                               ---    --------
        Michael J. Crnkovich               44     President, Chief Executive
                                                  Officer, Director (Chairman
                                                  of the Board)

        Peter Clark                        47     Secretary, Treasurer, Director



                                       6.

        Dr. Raymond C.L. Yuan              55     Director

        J. Thomas Burns                    60     Director

        Sherman Lazrus                     65     Director

        Douglas K. Beplate                 44     Control Person


               The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There is no family relationship between any executive officer and director of the Company.

Resumes

        Michael J. Crnkovich, Chairman, President and CEO, joined the Company as Director of Marketing in 1997, and was appointed to his present positions later that same year. Mr. Crnkovich has more than 20 years' experience in management and marketing. He began his career in 1978 as a co-owner of Unico South (Boise, Idaho), a retail clothing store. In 1981, Mr. Crnkovich became Sales Manager for Hayden Beverage (Boise, Idaho), a major beverage distributor. He left that position in 1985 when he was hired as Sales Manager for Billingsley Motors (Winnemucca, Nevada), an eight-line General Motors/ Chrysler automobile dealership; and was promoted to General Manager in 1990, a position he held until joining the Company in 1997. Mr. Crnkovich has served on the Boards of Directors of Winnemucca Century Club (Winnemucca, Nevada), and the Nevada Auto Dealers Association. He attended Boise State University, and received subsequent training and education at the General Motors Executive Forum, and Zig Zigler Sales Training.

        Peter Clark, Vice President, Sales and Marketing, joined the Company in 1995, and was subsequently appointed Secretary/ Treasurer and elected to the Board of Directors in 1997. Mr. Clark has more than 17 years' experience in product development, sales, and marketing. He began his career in 1981 as a buyer for Udisco, d.b.a. Sunset Sports Center (Salt Lake City, Utah), and remained in that position until 1986. In 1986, Mr. Clark became merchandise Coordinator, Western Region for Herman's Sporting Goods, Inc. (Carteret, New Jersey); and was promoted to Merchandise Director in 1989, a position he held until joining the Company in 1995. Mr. Clark was graduated from Colorado State University in 1975 with a Bachelor of Science degree in Exercise and Sports Science.



                                       7.

        J. Thomas Burns, Director, was elected to the Board in May, 1998. Mr. Burns has more than 25 years of senior management and marketing experience in the medical devices field, and was previously President and CEO of Laerdal Medical Corporation (Armonk, New York), a competitor of the Company and currently the leading supplier of CPR isolation masks. Mr. Burns began his career in 1965, and held several sales positions in the medical devices industry until 1971. In 1971, he became Manager - Market Planning for Ohio Medical Products (Ohmeda), (Madison, Wisconsin), a position he held until 1977 when he became Director of Marketing for Mallinckrodt Critical Care (Glens Falls, New York). Mr. Burns left that position in 1985 to join Laerdal as Senior Vice President; subsequently being promoted to Executive Vice President and COO in 1987, and President and CEO in 1989, a position he held until 1994. During his tenure as President of Laerdal, he also served on the Board of Directors, and as President of Laerdal Corporation, a holding company, Chairman of Laerdal manufacturing Corporation, Co-Chairman of Laerdal, California, Inc., and President of Laerdal Medical, Canada. Mr. Burns was graduated from the University of Delaware in 1965 with a Bachelor of Arts degree and received a Master of Business Administration degree from the University of Southern California in 1969.

        Dr. Raymond C.L. Yuan, Director, was elected to the Board in December 1997. Dr. Yuan has over 20 years of international experience in corporate finance, management, marketing, and new product development. Since 1993, he has served as Managing Director of AsiaWorld Medical Technology Limited, an exclusive master distributor of advanced medical and healthcare products in South East Asia, including the People's Republic of China. In addition, Dr. Yuan currently serves in the following positions: President of the MedNet Group located in Hong Kong, a group of healthcare education and communications companies; Managing Director of Bio-health Consultancy (Hong Kong) Limited, a consulting firm specializing in bio-health and biotechnology consulting to medical institutions; and Executive Director of Financial Resource International, Limited located in Hong Kong, an international investment banking firm. Dr. Yuan began his career in 1976 at General Foods Corporation (New York, New York), where he held several positions through 1983. From 1984 to 1988, he was Managing Director of ChinaWorld International Ltd. (Hong Kong), an international technology transfer and trading firm; leaving to become Executive Director of Financial Resource International Ltd. (Hong Kong), an investment banking concern, where he remained until joining AsiaWorld Medical Technology in 1993. Dr. Yuan was graduated from the University of California, Berkeley, in 1967 with a Bachelor of Science degree in Chemistry. He subsequently received a Masters degree in Physical Chemistry from Columbia University (1968); a Ph.D. in Chemical Physics from Columbia University (1972); was a National Health Institute Post-doctoral Fellow at Yale University with a concentration in Biophysics (1972); was a Rudolph J. Anderson Fellow at Yale University with a concentration in



                                       8.

        Molecular Biology (1974); and received a Master of Business Administration degree from Stern School of Business Administration, New York University in 1983. Dr. Yuan is fluent in English and several Chinese dialects, including Mandarin.

        Sherman Lazrus, Director, was elected to the Board in December 1998, and has nearly 40 years' experience in government and private sector health care and health care finance. Mr. Lazrus presently serves as President of American Medical Capital, a division of American Medical Enterprises, LLC located in Bethesda, Maryland, a financial services and investment banking company specializing in the health care industry, a position he has held since 1991. Between 1960 and 1966, he served as Department Budget Examiner, Planning Specialist, Office of Director of HEW's National Institutes of Health & Office of Secretary of HEW. From 1966 to 1968, Mr. Lazrus worked on the staff of the Governor of Maryland, including serving as Director of Planning and Management for the Department of Human Resources, D.C. Government, remaining in that position until 1973. From 1973 to 1975, Mr. Lazrus was Director, office of Policy Coordination, Office of Assistant Secretary of Health (HEW); and from 1975 and 1976, he served as Deputy Assistant Secretary of Defense for Health Resources and Programs (DOD). In 1976, he became Vice President of American Medical International, Inc. located in Bethesda, Maryland, a major NYSE-listed multi-hospital corporation. From 1978 to 1987, he was President of American Health Assoc., Inc. located in Bethesda, Maryland, a health care consulting, marketing, and management company; leaving in 1987 to become President and CEO of Eastmark, Inc. located in Bethesda, Maryland, a financial services and investment company specializing in health care facilities. He left that position in 1991 to join American Medical Capital. Mr. Lazrus was graduated from George Washington University in 1961 with a Bachelor of Arts degree in 1963.

        Douglas K. Beplate, is a full-time consultant to the Company. He is the inventor of the Company's internationally patented dual-filter vapor isolation valve, and is deemed to be a co-founder of the Company. Mr. Beplate is an accomplished new product developer, and holds numerous patents in over 30 countries regarding medical and other technologies. He began his career in 1978 as co-owner of UniCo South Clothing Store located in Boise, Idaho, a retail clothing store. From 1980 to 1986, he was Buyer and Regional Coordinator for Udisco Sunset and Wolfes Sporting Goods located in Salt Lake City, Utah, a sporting goods chain. From 1986 to 1990, Mr. Beplate became a consultant for JPC Concepts located in Los Angeles, California, a consulting consortium. In 1990, he founded Kindertot located in Salt Lake City where he designed and patented technologies including infant carriers, reusable diapers, bed sheets, and moisture alarms. He sold the technologies in Kindertot in 1993 to become a product research and development and design consultant, working for Sterling Medical located in Salt Lake City, Utah, from 1993 to 1994;



                                       9.

        and NuMedical Technologies located in Salt Lake City, Utah, from 1994 to 1995. Mr. Beplate discontinued his consulting activities in 1995 to concentrate on his dual-filter vapor isolation valve technology and the operations of the Company.

Item 6.        Executive Compensation.

               The following table sets forth the cash compensation which was paid by the Company for services rendered to the Company. During fiscal years ended 1996, 1997 and 1998, the following payments were made:


                                                         Remuneration
                                                         ------------
Name                        Position               1996        1997       1998
----                        --------               ----        ----       ----
Michael J. Crnkovich        President               -0-         -0-       40,000
                            Chief Executive
                            Officer

Peter Clark                 Secretary,
                            Treasurer               -0-         -0-       30,000

All Executive Officers
as a group


               No compensation is payable to Directors of the Company in connection with attendance at board meetings, except as to such Directors who also serve as Officers of the Company in capacities other than Directors and/or Officers. At this time no other compensation has been scheduled for any other member of the Board of Directors or Officers of the Company.

               Future compensation of Officers will be determined by the Board of Directors based upon the financial condition and performance of the Company, the financial requirements of the Company, and upon the individual performance of each Officer. The Board of Directors intends to ensure that the salaries paid to the Company's Officers and employees are reasonable and prudent and are based upon both the financial condition and performance of the Company and upon the performance of individual Officers and employees.


Item 7.        Certain Relationships and Related Transactions.

               On February 9, 1996, the Company entered into an Agreement with Douglas K. Beplate whereby Mr. Beplate granted to the Company all rights, including patent rights, to the commercial exploitation of the RespAide(TM). In consideration of the assignment of these rights, the Company agreed (i) to pay Mr. Beplate a royalty of 5% of the Company and any licensee on sales of the entire RespAide(TM) and any components thereof, payable quarterly; (ii) to compensate Mr. Beplate for consulting services at market value, for which Mr. Beplate was to invoice the Company monthly;



                                      10.

and (iii) delivery to award Mr. Beplate 19% of the issued and outstanding common stock of the Company as of the date of the Agreement. On June 18, 1996, Mr. Beplate also executed an Assignment of Invention assigning to the Company all rights to exploit the RespAide(TM) technology.

               Except as hereinabove set forth, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.


Item 8.        Description of Securities.

               The Company's authorized capital stock consists of 50,000,000 shares, par value $.001 per share. There are 7,736,025 Common Shares issued and outstanding as of the date hereof.

               The Company was initially incorporated with an authorized capital of 2,500 shares of no par value common stock. On July 11, 1996, the Board of Directors of the Company unanimously resolved to (i) increase the authorized capital to 50,000,000 shares of common stock, with a proportional increase in the stockholdings of each then-existing stockholder in the ratio of 20,000 shares for one; (ii) increase the par value to one mill ($0.001) per share; and
(iii) effect a reverse split of the then-outstanding common stock of the Company on the basis of one new share for every 13.0091 shares then issued and outstanding, with fractional shares being rounded up to the next highest number of shares.

               All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.



                                      11.

                                     PART II


Item 1.        Market Price for Common Equity and Related Stockholder Matters.

               (a) Market Price. The Company's Common Stock is quoted on the Over-The-Counter Bulletin Board System.

               As of July 30, 1999, the Company had one hundred forty-one (141) shareholders of record of its common stock. The Company has not paid cash dividends on its common stock. The Company anticipates that for the foreseeable future any earnings will be retained for use in its business, and no cash dividends will be paid on the common stock. Declaration of common stock dividends will remain within the discretion of the Company's Board of Directors and will depend upon the Company's growth, profitability, financial condition and other relevant factors.

               The Company's common stock is traded on the bulletin board system under the symbol "EMFP." The table below reflects the high and low bid and ask quotations for each of the Company's fiscal quarters for the two fiscal years covered by this report. The prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and do not necessarily represent actual transactions.

               The prices were obtained from the internet, the source of the information is believed to be reliable.

                                  1997
                               ----------

                                  HIGH                 LOW
                               ----------          ----------
1st Quarter                           N/A                 N/A
2nd Quarter                       2.68                 1.00
3rd Quarter                       1.375                0.25
4th Quarter                       1.0625               0.375

                                  1998
                               ----------

                                  HIGH                 LOW
                               ----------          ----------
1st Quarter                       0.65625              0.25
2nd Quarter                       1.5625               0.25
3rd Quarter                       2.093                0.8125
4th Quarter                       2.03125              1.375

                                  1999
                               ----------

                                  HIGH                 LOW
                               ----------          ----------
1st Quarter                       3.18                 1.81
2nd Quarter                       2.81                 1.31



                                      12.

               (b)    Other.

               The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

               For the initial listing in the NASDAQ SmallCap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million. For continued listing in the NASDAQ SmallCap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.



                                      13.

             (c)      Dividends.

               The payment of dividends is within the discretion of the Board of Directors of the Company. The Company currently intends to retain all earnings, if any, in the foreseeable future for use in the development of the Company's business. The Company has not paid dividends since inception. It is not anticipated that any dividends will be paid in the foreseeable future and there can be no assurance that dividends can or will ever be paid. The payment of dividends is contingent upon future earnings, if any, the Company's financial condition and capital requirements, general business conditions and other factors.


Item 2.        Legal Proceedings.

               (a) In September, 1998, Bruce N. Knudson, a former employee of the Company, filed an action in the Fifth Judicial Court in and for Washington County, State of Utah, against the Company and Douglas K. Beplate for alleged breach of contract, which arose out of an employment relationship, claiming 20,000 shares of stock in the Company, unpaid wages and unreimbursed expenses in the approximate sum of $40,000. Litigation is pending and the Company believes that the claims are without merit.

               (b) Bruce E. Batchelor, a shareholder and former officer of the Company has made certain claims for alleged breaches of agreements as they relate to unpaid wages, reimbursement for expenses, and claims certain rights in the trademark of the Company as security for the alleged obligations. The Company has recorded the sum of $135,000 as of June 30, 1999 and December 31, 1998 which represents the amount claimed to be owed to Bruce E. Batchelor. The Company and patent counsel, Thomas Fehr, #703 Aerospace Center, 1104 Country Hills Drive, Ogden, UT 84403, believe that any claims other than for alleged money damages is without merit. The Company further believes that it has offsetting claims against recovery which the Company believes are valid.

               Other than described above, there are no legal proceedings threatened or pending, except such ordinary routine matters which may be incidental to the business currently being conducted by the Company.


Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

               The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.


Item 4.        Recent Sales of Unregistered Securities.

               As at December 31, 1996, the Company had issued and outstanding 4,712,001 shares of Common Stock. As at December 31,



                                      14.

1997, the Company had issued and outstanding 5,501,401 shares of Common Stock. As at December 31, 1998, the Company had issued and outstanding 7,078,107 shares of common stock. As at July 31, 1999, the Company had issued and outstanding 7,736,025 shares of common stock.

               (a) Between March 1996 and July 1996, the Company issued 3,744,678 shares to the initial founders of the Company for cash or in cancellation of an indebtedness or for services rendered.

               (b) Between January 1, 1997 and December 22, 1997, the Company issued shares to various individuals, pursuant to Regulation D, Rule 504. The Company filed its Notice of Sale of Securities pursuant to Regulation D, Section 4(6), and/or Uniform Limited Offer and Exemption with the Securities and Exchange Commission no later than 15 days after the first sale of securities in the offering and upon completion of the offering, in accordance with law.

               (c) Between January 1, 1998 and December 31, 1998, the Company issued 1,237,639 shares for cash at between $0.40 and $0.60 per share or for services rendered, at $1.00 per share.

               (d) On December 1, 1998, the Company issued a total of 895,734 shares to certain of its employees/consultants for services rendered and/or as a bonus for said recipient.

               (e) Between January 1, 1998 and December 31, 1998 the Company cancelled 556,667 shares.

               (f) On February 12, 1999, February 25, 1999, March 3, 1999 and June 2, 1999, the Company issued 391,061 shares for $1.00 per share.

               (g) On March 17, 1999, the Company issued 235,000 shares to five individuals for cash or for services rendered, at $1.00 per share.

               (h) On June 8, 1999, the Company issued a total of 25,000 shares for services rendered.

               No compensation or commission were paid to any person in connection with the issuance of the shares, and no underwriter, broker or dealer participated in such a sale. The transaction or transactions described in each item above were wholly separate from and unrelated to the transaction or transactions described in each of the other items. Each issuee in every transaction described above made a written representation to the Company that he was acquiring the Company's stock for investment purposes and not with a view to the resale or redistribution thereof. Each stock certificate issued in every transaction described in paragraphs (a) and (c) through (f) contains a restrictive legend. Each of the above transactions was deemed by the Company to be exempt from registration under Section 4(2) of the Securities Act of 1933, as a transaction not involving any public offering, except for the sale and issuance of 450,000 shares of stock to Nisso Adato in September 1998, and 144,000 shares to Q-Mark in July 1996, said shares were issued in reliance upon Regulation S.



                                      15.

               As of the date of this report, 3,975,080 of the issued and outstanding shares of the Company's Common Stock may be eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.

               In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11), if six conditions are met:

        (1) Current public information must be available about the issuer unless sales are limited to those made by non-affiliates after two years.

        (2) When restricted securities are sold, generally there must be a one-year holding period.

        (3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.

        (4) Except for sales of restricted securities made by non-affiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

        (5) Except for sales of restricted securities made by non-affiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

        (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.


Item 5.        Indemnification of Directors and Officers.

               Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Nevada Revised Statutes, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for



                                      16.

expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

Indemnification of Directors, Officers, Employees and Agents

               So far as permitted by the Nevada Business Corporation Act, the Company may indemnify its directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct.

               Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative kor investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action , suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful."

               Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his of her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonable entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

               To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that hee or she be indemnified "against expenses, including attorneys' fees,



                                      17.

actually and reasonably incurred by him in connection with the defense."

               Section 78.751(4) of the NRS limits indemnification under Section 78.751(1) and 78.751(2) to situations in which either (i) the stockholders; (ii) the majority of a disinterested quorum of directors; or (iii) independent legal counsel determine that indemnification is proper under the circumstances.

               Pursuant to Section 78.175(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

               Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

               Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Transfer Agent

               The Transfer Agent for the Company's Common Stock is American Registrar & Transfer Company, 342 East 900 South, Salt Lake City, Utah 84111.



                                      18.

                                    PART F/S

Financial Statements.


     1)        Table of Contents - Financial Statements
     2)        Independent Auditor's Report
     3)        Balance Sheets
     4)        Statement of Operations
     5)        Statement of Stockholders' Equity
     6)        Statement of Cash Flows
     7)        Notes to Financial Statements



                                      19.

                       EMERGENCY FILTRATION PRODUCTS, INC.

                              FINANCIAL STATEMENTS

                       JUNE 30, 1999 AND DECEMBER 31, 1998




                                      20.

                                 C O N T E N T S


Independent Auditors' Report .............................................  22

Balance Sheets ...........................................................  23

Statements of Operations .................................................  25

Statements of Stockholders' Equity .......................................  26

Statements of Cash Flows .................................................  28

Notes to the Financial Statements ........................................  30



                                      21.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Emergency Filtration Products, Inc.
Las Vegas, Nevada


We have audited the accompanying balance sheet of Emergency Filtration Products, Inc. as of December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emergency Filtration Products, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has not generated revenues sufficient to cover its operating costs, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Jones, Jensen & Company
Salt Lake City, Utah
March 22, 1999



                                      22.

                       EMERGENCY FILTRATION PRODUCTS, INC.
                                 Balance Sheets


                                     ASSETS

                                                      June 30,       December 31,
                                                        1999             1998
                                                     -----------     ------------
                                                     (Unaudited)
CURRENT ASSETS

  Cash                                                $ 110,362       $  61,184
  Accounts receivable (Note 1)                              545           3,162
  Accounts receivable - related party (Note 3)            7,605          10,000
  Prepaid expenses                                         --             5,788
  Inventory (Note 1)                                    102,300          63,696
                                                      ---------       ---------

    Total Current Assets                                220,812         143,830
                                                      ---------       ---------

PROPERTY AND EQUIPMENT (Note 1)

  Molds                                                 104,250          98,850
  Furniture and office equipment                         36,884          35,059
  Accumulated depreciation                              (41,049)        (27,811)
                                                      ---------       ---------

    Total Property and Equipment                        100,085         106,098
                                                      ---------       ---------

OTHER ASSETS

  Deposits                                                4,141           4,141
  Patent (Note 2)                                        22,679          22,735
                                                      ---------       ---------

    Total Other Assets                                   26,820          26,876
                                                      ---------       ---------

    TOTAL ASSETS                                      $ 347,717       $ 276,804
                                                      =========       =========


   The accompanying notes are an integral part of these financial statements.



                                      23.

                       EMERGENCY FILTRATION PRODUCTS, INC.
                           Balance Sheets (Continued)


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                           June 30,         December 31,
                                                             1999               1998
                                                          -----------       -----------
                                                          (Unaudited)
CURRENT LIABILITIES

  Accounts payable                                        $    31,625       $    49,644
  Accounts payable - related party (Note 3)                   135,000           135,000
  Note payable (Note 5)                                         2,004            13,702
  Leases payable (Note 4)                                       3,370             8,091
  Accrued expenses                                              6,490             8,754
                                                          -----------       -----------

    Total Current Liabilities                                 178,489           215,191
                                                          -----------       -----------

LONG-TERM DEBT                                                   --                --
                                                          -----------       -----------

    Total Liabilities                                         178,489           215,191
                                                          -----------       -----------

STOCKHOLDERS' EQUITY

  Common stock, par value $0.001; authorized
   50,000,000 shares; 7,729,168 and 7,078,107 shares
   issued and outstanding, respectively                         7,729             7,078
  Additional paid-in capital                                3,842,333         3,191,923
  Accumulated deficit                                      (3,680,834)       (3,137,388)
                                                          -----------       -----------

    Total Stockholders' Equity                                169,228            61,613
                                                          -----------       -----------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $   347,717       $   276,804
                                                          ===========       ===========



   The accompanying notes are an integral part of these financial statements.



                                      24.

                       EMERGENCY FILTRATION PRODUCTS, INC.
                            Statements of Operations


                                       For the
                                      Six Months             For the Years Ended
                                        Ended                    December 31,
                                       June 30,         -----------------------------
                                         1999               1998              1997
                                      -----------       -----------       -----------
                                      (Unaudited)
REVENUES                              $    11,966       $   140,507       $    26,193

COST OF SALES                               4,194           125,734            23,166
                                      -----------       -----------       -----------

GROSS MARGIN                                7,772            14,773             3,027
                                      -----------       -----------       -----------

EXPENSES

  Depreciation and amortization            14,094            24,485             9,727
  Bad debt expense                           --                 966              --
  Research and development                143,990           576,588           241,672
  General and administrative              392,199         1,093,776           353,407
                                      -----------       -----------       -----------

    Total Expenses                        550,283         1,695,815           604,806
                                      -----------       -----------       -----------

LOSS FROM OPERATIONS                     (542,511)       (1,681,042)         (601,779)
                                      -----------       -----------       -----------

OTHER INCOME (EXPENSE)

  Other expenses                             --             (38,514)             --
  Loss on disposal of assets                 --              (3,014)             --
  Interest expense                           (935)          (17,906)          (12,203)
                                      -----------       -----------       -----------

    Total Other Income (Expense)             (935)          (59,434)          (12,203)
                                      -----------       -----------       -----------

NET LOSS                              $  (543,446)      $(1,740,476)      $  (613,982)
                                      ===========       ===========       ===========

BASIC LOSS PER SHARE                  $     (0.08)      $     (0.30)      $     (0.12)
                                      ===========       ===========       ===========


   The accompanying notes are an integral part of these financial statements.



                                      25.

                       EMERGENCY FILTRATION PRODUCTS, INC.
                       Statements of Stockholders' Equity


                                                       Common                   Additional
                                            -----------------------------         Paid-in         Accumulated
                                               Shares           Amount            Capital           Deficit
                                            -----------       -----------       -----------       -----------
Balance, December 31, 1996                    4,712,001       $     4,712       $   753,538       $  (782,930)

Common stock canceled                           (54,000)              (54)          (13,446)             --

Common stock issued for services
 at $0.25 per share                              40,000                40             9,960              --

Common stock issued for cash
 at $0.25 per share                             656,000               656           163,344              --

Proceeds from exercised warrants
 at $0.75 per share                             147,400               147           110,403              --

Stock issuance cost                                --                --              (1,000)             --

Additional capital contributed                     --                --             294,875              --

Net loss for the year ended
 December 31, 1997                                 --                --                --            (613,982)
                                            -----------       -----------       -----------       -----------

Balance, December 31, 1997                    5,501,401             5,501         1,317,674        (1,396,912)

Common stock issued for cash at
 prices ranging from $0.40 to $1.00
 per share                                      809,056               809           657,833              --

Common stock issued for services
 at prices ranging from $0.40 to $1.00
 per share                                    1,221,066             1,221         1,112,712              --

Common stock issued in lieu of
 debt at $1.00 per share                        103,251               103           103,148              --

Common stock canceled at
 predecessor cost (original
 founders) of $0.00 per share                  (556,667)             (556)              556              --

Net loss for the year ended
 December 31, 1998                                 --                --                --          (1,740,476)
                                            -----------       -----------       -----------       -----------

Balance, December 31, 1998                    7,078,107       $     7,078       $ 3,191,923       $(3,137,388)
                                            -----------       -----------       -----------       -----------



   The accompanying notes are an integral part of these financial statements.



                                      26.

                       EMERGENCY FILTRATION PRODUCTS, INC.
                 Statements of Stockholders' Equity (Continued)


                                                   Common                 Additional
                                        ----------------------------        Paid-in        Accumulated
                                          Shares           Amount           Capital          Deficit
                                        -----------      -----------      -----------      -----------
Balance, December 31, 1998                7,078,107      $     7,078      $ 3,191,923      $(3,137,388)

Common stock issued for cash
 at $1.00 per share (unaudited)             601,061              601          600,460             --

Common stock issued for services
 at $1.00 per share (unaudited)              50,000               50           49,950             --

Net loss for the six months ended
 June 30, 1999 (unaudited)                     --               --               --           (543,446)
                                        -----------      -----------      -----------      -----------

Balance, June 30, 1999 (unaudited)        7,729,168      $     7,729      $ 3,842,333      $(3,680,834)
                                        ===========      ===========      ===========      ===========



   The accompanying notes are an integral part of these financial statements.



                                      27.

                       EMERGENCY FILTRATION PRODUCTS, INC.
                            Statements of Cash Flows


                                                       For the
                                                      Six Months            For the Years Ended
                                                        Ended                   December 31,
                                                       June 30,        -----------------------------
                                                        1999              1998               1997
                                                     -----------       -----------       -----------
                                                     (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                                           $  (543,446)      $(1,740,476)      $  (613,982)
  Adjustments to reconcile net loss to net
   cash (used by) operating activities:
    Depreciation and amortization                         14,094            24,485             9,727
    Loss on disposal of assets                              --               3,014              --
    Bad debts                                               --                 966              --
    Common stock issued for services                      50,000         1,113,933            (3,500)
  Changes in assets and liabilities:
    (Increase) decrease in deposits                         --                (719)             --
    (Increase) decrease in inventory                     (38,604)           41,536          (105,232)
    (Increase) decrease in prepaid expenses                5,788            (5,788)             --
    (Increase) decrease in accounts receivable
     and accounts receivable related                       5,012            10,640           (24,768)
    Increase (decrease) in cash overdraft                   --                (193)              193
    Increase (decrease) in accrued expenses               (2,264)           24,192             8,183
    Increase (decrease) in accounts payable
     and accounts payable-related party                  (18,019)          (56,945)          123,396
                                                     -----------       -----------       -----------

      Net Cash (Used by) Operating Activities           (527,439)         (585,355)         (605,983)
                                                     -----------       -----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES

  Acquisition of equipment                                (7,225)             --             (49,230)
  Patent costs                                              (800)          (17,426)             --
                                                     -----------       -----------       -----------

      Net Cash (Used by) Investing Activities             (8,025)          (17,426)          (49,230)
                                                     -----------       -----------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES

  Stock issuance costs                                      --                --              (1,000)
  Proceeds from issuance of stock                        601,061           658,642           274,550
  Proceeds from convertible debt debentures                 --                --              38,990
  Payments on convertible debt debentures                   --                --              (8,650)
  Additional capital contributed                            --                --             294,875
  Stock subscription received                               --                --              32,455
  Proceeds from note payable                                --              13,702              --
  Payment on leases payable                               (4,721)           (8,379)          (10,076)
  Payment on note payable                                (11,698)             --                --
                                                     -----------       -----------       -----------

      Net Cash Provided by Financing Activities      $   584,642       $   663,965       $   621,144
                                                     -----------       -----------       -----------


   The accompanying notes are an integral part of these financial statements.



                                      28.

                               EMERGENCY FILTRATION PRODUCTS, INC.
                              Statements of Cash Flows (Continued)


                                                       For the
                                                      Six Months          For the Years Ended
                                                        Ended                 December 31,
                                                       June 30,       ----------------------------
                                                        1999             1998              1997
                                                     -----------      -----------      -----------
                                                     (Unaudited)
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                                $    49,178      $    61,184      $   (34,069)

CASH AT BEGINNING OF PERIOD                               61,184             --             34,069
                                                     -----------      -----------      -----------

CASH AT END OF PERIOD                                $   110,362      $    61,184      $      --
                                                     ===========      ===========      ===========


SUPPLEMENTAL CASH FLOW INFORMATION:

  Cash paid for:
    Interest                                         $       935      $     2,468      $     4,020
    Income taxes                                     $      --        $      --        $      --

NON CASH FINANCING ACTIVITIES:

  Common stock issued for services                   $    50,000      $ 1,113,933      $    (3,500)
  Common stock issued in lieu of convertible
   debt debentures and accrued interest              $      --        $   103,251      $      --

   The accompanying notes are an integral part of these financial statements.



                                      29.

                       EMERGENCY FILTRATION PRODUCTS, INC.
                        Notes to the Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           a.  Organization

           Emergency Filtration Products, Inc. (the Company) was incorporated in the State of Nevada on November 1, 1991 as Lead Creek Unlimited. In March 1996, pursuant to a Plan of Reorganization, the Company changed its name to Emergency Filtration Products, Inc.

           Between November 1, 1991 and February 9, 1996, the Company had no line of business. As of the latter date, the Company entered into an agreement to acquire title to a technology in the emergency respiration equipment field. The Company is currently engaged in the development, production and sale of this equipment.

           b.  Accounting Method

           The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

           c.  Cash and Cash Equivalents

           The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

           d.  Accounts Receivable

           Accounts receivable are shown net of the allowance for doubtful accounts of $966 at December 31, 1998.

           e.  Provision for Taxes

           At December 31, 1998, the Company had net operating loss carryforwards of approximately $3,100,000 that may be offset against future taxable income through 2013. No tax benefit has been reported in the financial statements, because the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

           f.  Property and Equipment

           Property and equipment are stated at cost. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation is computed using the straight-line and accelerated methods over estimated useful lives as follows:

                      Molds                                  7 years
                      Furniture and office equipment         5 to 7 years

           Depreciation expense for the six months ended June 30, 1999 was $13,238. Depreciation expense for the years ended December 31, 1998 and 1997 was $22,825 and $9,229, respectively.



                                      30.

                       EMERGENCY FILTRATION PRODUCTS, INC.
                        Notes to the Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

           g.  Inventory

           Inventory is stated at the lower of cost (computed on a first-in, first-out basis) or market. The inventory consists of raw materials used in the assembly and production of the emergency respiration equipment.

           h.  Estimates

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           i.  Basic Loss Per Share

           The computations of basic loss per share of common stock are based on the weighted average number of common shares outstanding during the period of the financial statements. Common stock equivalents, consisting of stock options, have not been included in the calculation as their effect is antidilutive for the periods presented.

           j.  Advertising

           The Company follows the policy of charging the costs of advertising to expense as incurred.

           k.  Year 2000 Issue

           The Company is conducting a comprehensive review of its computer systems to identify the systems that could be affected by the Year 2000 Issue, and is developing an implementation plan to resolve the issue.

           The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

           Because the Company has not completed its review of the computer systems, management is unable to estimate the cost of making the systems year 2000 compliant.

           l.  Revenue Recognition

           Revenue is recognized upon shipment of goods to the customer.

           m.  Unaudited Financial Statements

           The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal, recurring nature.



                                      31.

                       EMERGENCY FILTRATION PRODUCTS, INC.
                        Notes to the Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 2 -   PATENT

           The Company entered into an agreement to acquire the rights to certain intellectual property, which property includes title to the patent on a component of an emergency CPR assistance device, called a dual filtered rotary isolation valve. Rights pertaining thereto include the right to maintain, sell and improve the device, and to license those rights. The Company has agreed to pay a 5% royalty on any sales related to the patented intellectual property. Additional costs related to the patent were capitalized during the year ended December 31, 1998 which consist of legal and filing fees incurred to maintain the patent throughout the world. Amortization is computed over an estimated life of 15 years. Impairment of the patent will be analyzed annually. The patent was published by the U.S. Patent Office on November 15, 1996, the U.S. Patent number is 5,575,279. Amortization expense for the six months ended June 30, 1999 was $856. Amortization expense for the years ended December 31, 1998 and 1997 was $1,660 and $498, respectively.

NOTE 3 -   RELATED PARTY TRANSACTIONS

           At June 30, 1999 and December 31, 1998, $135,000 has been recorded by the Company which represents an amount claimed to be owed to a shareholder and former officer of the Company for unpaid wages and reimbursements. The shareholder also claims that he has legal rights to certain trademarks of the Company until he is paid in full. The Company believes that the claim is unsubstantiated but is currently trying to negotiate a settlement amount with the shareholder. Management believes that in the unlikely case of an unfavorable outcome, the potential loss will not exceed the $135,000 recorded. Management is uncertain as to the outcome as of the date of this audit report.

           The Company has also made periodic advances to certain officers and shareholders of the Company. $7,605 and $10,000 was due from these officers and shareholders as of June 30, 1999 and December 31, 1998, respectively. The amount is non-interest bearing, unsecured and due on demand.

NOTE 4 -   LEASES PAYABLE

           The Company leases certain equipment with lease terms through October, 1999. Obligations under these capital leases have been recorded in the accompanying financial statements at the present value of future minimum lease payments. The capitalized cost of $26,545 less accumulated depreciation of $12,943 is included in property and equipment in the accompanying financial statements.



                                      32.

                       EMERGENCY FILTRATION PRODUCTS, INC.
                        Notes to the Financial Statements
                       June 30, 1999 and December 31, 1998



NOTE 4 -   LEASES PAYABLE (Continued)

           Obligations under these capital leases consist of the following:

                                                 June 30,       December 31,
                                                   1999             1998
                                               ------------     ------------
                                               (Unaudited)
                    Total                        $  3,370         $  8,091

                    Less: current portion          (3,370)          (8,091)
                                                 --------         --------

                    Long-term portion            $   --           $   --
                                                 ========         ========

           The future minimum lease payments under these capital leases and the net present value of the future minimum lease payments are as follows:

                      Year Ending
                      December 31,                               Amount
                      ------------                             ----------
                          1999                                  $ 8,720
                          2000                                     --
                          2001                                     --
                          2002                                     --
                          2003 and thereafter                      --
                                                                -------

           Total future minimum lease payments                    8,720

           Less: amount representing interest                      (629)

           Present value of future minimum lease
            payments                                            $ 8,091
                                                                =======

NOTE 5 -   NOTE PAYABLE

           A note was signed by the Company to an insurance company for product liability insurance for a one year period from October 1998 to October 1999. The remaining amount due at June 30, 1999 and December 31, 1998 was $2,004 and $13,702, respectively.



                                      33.

                       EMERGENCY FILTRATION PRODUCTS, INC.
                        Notes to the Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 6 -   GOING CONCERN

           The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred significant losses which have resulted in an accumulated deficit of $3,137,388 at December 31, 1998 which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty. It is the intent of management to create additional revenues through the development and sales of its emergency respiration equipment and to rely upon additional equity financing if required to sustain operations until revenues are adequate to cover the costs.

NOTE 7 -   COMMITMENTS AND CONTINGENCIES

           The Company is leasing office space in Las Vegas, Nevada for three years beginning October 15, 1998. The monthly rental payment is currently $3,810.

           Minimum future lease payments on the lease as of December 31, 1998 are as follows:

                      Year Ending
                      December 31,                                 Amount
                      ------------                               ----------
                          1999                                   $ 46,548
                          2000                                     48,535
                          2001                                     28,989
                          2002                                       --
                          2003 and thereafter                        --
                                                                 --------

                         Total                                   $124,072
                                                                 ========

NOTE 8 -   STOCK OPTIONS

           During 1998, the Company granted stock options to various individuals for a total of 3,120,000 restricted common shares of the Company at exercise prices ranging from $0.60 to $1.40 per share. During the six months ended June 30, 1999, additional stock options were granted for a total of 785,000 restricted common shares of the Company at exercise prices ranging from $1.00 to $5.00 per share. The total amount of outstanding stock options at June 30, 1999 is summarized as follows:



                                      34.

                       EMERGENCY FILTRATION PRODUCTS, INC.
                        Notes to the Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 8 -   STOCK OPTIONS (Continued)

                          Shares           Exercise Price      Exercised By
                        ----------         --------------    ----------------
                          300,000              $0.60         December 2000
                        2,620,000              $0.75         January 2001
                          100,000              $0.60         December 2001
                          100,000              $1.40         December 2001
                          100,000              $1.00         March 2002
                          150,000              $1.00         February 2002
                           50,000              $2.50         February 2002
                           50,000              $4.00         February 2002
                          150,000              $1.00         January 2002
                          100,000              $2.50         January 2002
                           75,000              $4.00         January 2002
                           75,000              $5.00         January 2002
                           35,000              $1.00         March 2003



                                      35.

                                    PART III



Item 1.  Exhibit Index

                                                                     Sequential
No.                                                                   Page No.
--------------------------------------------------------------------------------
     (3)       Articles of Incorporation and Bylaws

3.1            Articles of Incorporation*

3.2            Bylaws*

     (23)      Consents - Experts

23.1           Consent of Jones, Jensen & Co.*

23.1.(a) Supplemental Letter re: financial information from Jones, Jensen & Co.

23.2           Consent of Thomas Fehr

     (27)      Financial Data Schedule

27.1           Financial Data Schedule

     (10)      Material Contracts

10.1           Channel Management Agreement between Emergency
               Filtration Products, Inc. and Clubmedic, Inc.

10.2           Distribution Agreement between Emergency
               Filtration Products, Inc. and Human Medical
               Options International, Ltd.

     (99)      Additional Exhibits

99.1           Nelson Laboratories Report

99.2           Freedonia Group Report


*  Previously filed as an Exhibit to the Company's Form 10-SB.



                                      36.

                                   SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        EMERGENCY FILTRATION PRODUCTS, INC.


                                                  (Registrant)


                                        Date: November 8, 1999


                                          By: /s/ Michael Crnkovich
                                              ----------------------------------
                                              Michael Crnkovich
                                              President



                                      37.